51 Madison Avenue

New York, New York 10010

April 20, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments regarding the Registrant’s filing on December 29, 2021, of Post-Effective Amendment No. 82 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 88 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Winslow Large Cap Growth ETF and IQ Winslow Focused Large Cap Growth ETF1 (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Unless otherwise noted, each comment and response below applies to both Funds.

Comment 1: The Trust filed an application seeking exemptive relief that incorporates the terms and conditions of the Natixis ETF Trust II (“Natixis”) application and order. Please tailor disclosure throughout the filing to conform to specific relief granted to Natixis.

Response:      The Registrant has revised the disclosure throughout the Registration Statement to conform to the specific relief granted to Natixis in its application and order.

Comment 2: Please add a fourth bullet on the cover page containing the following disclosure from the Natixis Application:

The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in Shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

[1]	The original name of the Fund as reflected in the Registration Statement was IQ Winslow Ultra Large Cap Growth ETF.

Response:      The Registrant has revised the cover page to include the requested disclosure.

Comment 3: Please confirm that the Expense Waiver/Reimbursement Agreement referenced in the Annual Fund Operating Expenses table will be filed as an exhibit to the Registration Statement. Additionally, please also revise the disclosure set forth in footnote (b) to describe any ability of the Advisor to recoup waived expenses and briefly describe the terms of recoupment. Lastly, please confirm that the unfilled date in the final sentence of footnote (b) will be at least one year from the effective date of the Registration Statement.

Response:      The Registrant confirms (1) the Expense Waiver/Reimbursement Agreement will be filed as an exhibit, (2) the Advisor does not have the ability to recoup waived expenses and (3) the Expense Waiver/Reimbursement Agreement will be at least one year from the effective date of the Registration Statement.

Comment 4: The Staff notes the following disclosure in the narrative to the Example.

This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

Please delete this sentence since it is already stated per Item 3 of Form N-1A in the introductory paragraph to the fee table.

Response:      The referenced disclosure has been deleted.

Comment 5: In the section entitled “Principal Investment Strategies,” please delete “plus any borrowings for investment purposes” since the Funds cannot borrow for investment purposes pursuant to the Natixis application and order.

Response:      The referenced disclosure has been deleted.

Comment 6: In the section entitled “Principal Investment Strategies,” please revise the description of the types of investments in which the Funds may invest to clarify that a Fund may only invest in securities listed or traded on a national securities exchange that trade contemporaneously with Fund shares.

Response:     The Registrant has revised the first paragraph in each Fund of the section entitled “Principal Investment Strategies” to include the following disclosure:

Pursuant to the exemptive relief that allows the Fund to utilize the proxy portfolio structure that is described in greater detail below, the Fund may only invest in securities listed or traded on a national securities exchange that trade contemporaneously with Fund Shares.

Comment 7: Please supplementally explain to the Staff, citing third-party market sources, why $4 billion is an appropriate minimum cutoff for large capitalization companies.

Response:     The Registrant directs the Staff’s attention to the historical composition of the Russell 1000 Index, an index that measures the performance of the large-cap U.S. equity universe. Since 2009, the small component of the Russell 1000 Index had a smaller market capitalization than $4 billion in each year but one. The source for this information may be found on the website of the Russell 1000 Index’s index provider, FTSE Russell, at: www.ftserussell.com/research-insights/russell-reconstitution/market-capitalization-ranges.

Comment 8: The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

However, the Fund is permitted to invest up to 20% of its net assets in depositary receipts issued by a trust (including American Depositary Receipts (“ADRs”)) of foreign securities and in common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares.

If a Fund will invest in emerging markets as part of its principal investment strategies, please the above-referenced disclosure to make reference thereto and disclose corresponding emerging market risks in the section entitled “Principal Risks.”

Response:      The Registrant confirms that investments in emerging markets will not constitute a principal investment strategy of either Fund.

Comment 9: The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The evaluation of ESG factors is integrated as one of several aspects of the Subadvisor’s investment process and the Subadvisor does not forgo potential investments strictly based on the evaluation of ESG factors.

Please disclose, where appropriate, how a Fund will vote its proxies on ESG matters and initiatives when prompted to vote on such matters by portfolio companies. If the Funds believe such disclosure is unnecessary, please explain this position supplementally to the Staff.

Response:      The Registrant respectfully declines to add the above-referenced disclosure. The Advisor has delegated proxy-voting authority to each Fund’s Subadvisor, and a summary of the Subadvisor’s proxy voting policies and procedures is provided in the Statement of Additional Information.

Comment 10: In the section entitled “Non-Transparent ETF with Proxy Portfolio Structure,” please disclose that the Proxy Portfolio will only hold securities that trade on a national securities exchange and trade contemporaneously with Fund shares.

Response:      The Registrant respectfully declines to revise the above-referenced disclosure as identical disclosure has already been added to the first paragraph of this section pursuant to Staff Comment #6.

Comment 11: Please supplementally confirm to the Staff that the Fund will BXT this filing until the exemptive relief is granted.

Response:      The Registrant so confirms.

Comment 12: Please consider reordering the Principal Risks in order of importance rather than alphabetically.

Response:      The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 13: Please revise the “Authorized Participant Concentration Risk” to delete references to AP Representatives, as such disclosure is inapplicable.

Response:      The references to AP Representatives have been deleted.

Comment 14: The Staff notes the following disclosure set forth in “Principal Risks – Authorized Participant Concentration Risk”:

The fact that the Fund is offering a novel and unique structure may affect the number of entities willing to act as Authorized Participants.

Please clarify that the novel structure may reduce, not just affect, the number of entities willing to act as authorized participants.

Response:       The referenced disclosure has been revised accordingly.

Comment 15: The prospectus contains disclosure indicating that each Fund intends to effect creations and redemptions principally for cash, rather than for in-kind securities. Please confirm this intent or revise the disclosure accordingly. Please consider footnote 5 in the Natixis application and accompanying text. See 40-APP/A, filed by Natixis on December 8, 2020. If the Funds do intend to effect creations and redemptions for cash, the Staff would like to speak telephonically to better understand the reasons underpinning this decision.

Response:      The Registrant confirms that each Fund intends to effect creations and redemptions principally in-kind. The Registrant has revised each Fund’s disclosure throughout the Registration Statement to reflect the principally in-kind nature of creations and redemptions.

Comment 16: Please remove the references to “foreign (non-U.S.) currencies” from “Currency Risk” since foreign currencies are not identified in the section entitled “Principal Investment Strategies.”

Response:      While the Funds do not expect to hold securities that are either denominated in non-U.S. currencies or make distribution payments in non-U.S. currencies, they may hold American Depositary Receipts whose underlying value could be affected by changes in the value of the currency of the country in which they are primarily located. Accordingly, the Registrant believes that the inclusion of “Currency Risk” in the section entitled “Principal Risks” is appropriate.

Comment 17: Please revise the disclosure set forth in “Secondary Market Trading Risk” to include the following:

. .. . [B]ecause Shares trade on a secondary market, a broker may charge a commission to execute a transaction in Shares and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

Response:      The above-referenced disclosure has been added to “Secondary Market Trading Risk” in Item 9 of the Registration Statement.

Comment 18: For the IQ Winslow Ultra Large Cap Growth ETF, the Staff believes “Ultra Large Cap” suggests large capitalization companies with market capitalizations even larger than those included in the portfolio of the IQ Winslow Large Cap Growth ETF. However, the Staff notes that both Funds may invest in securities with a minimum market capitalization of $4 billion. Accordingly, please revise the $4 billion minimum market capitalization to a higher number that justifies the inclusion of “Ultra Large Cap” in the name of the Fund.

Response:      The Registrant notes the name of the IQ Winslow Ultra Large Cap Growth ETF changed to IQ Winslow Focused Large Cap Growth ETF. Each Fund will invest at least 80% of its net assets in securities of companies having a market capitalization in excess of $4 billion at the time of purchase.

Comment 19: The disclosure indicates that the Funds’ Rule 35d-1 investment policy regarding investments in large capitalization issuers is a fundamental policy. Please confirm that this is accurate or revise accordingly.

Response:      The disclosure has been revised to indicate that the referenced policy is non-fundamental.

Comment 20: In the section entitled “Additional Investment Strategies,” the Staff notes references to the possibility that the Funds may borrow money and/or invest in illiquid securities. Given that borrowing money and investing in illiquid securities are prohibited by the Natixis application and order, please remove these references.

Response:       The references to the possibility that the Funds may borrow money or invest in illiquid securities have been deleted.

Comment 21: In the section entitled “Additional Investment Strategies,” the Staff notes the following disclosure set forth in “Temporary Defensive Positions”:

Under such conditions, each Fund may also invest without limit in cash, money market securities or other investments.

Please revise the disclosure to specifically indicate in what types of securities the Funds may invest under such circumstances, being mindful of the types of investments permitted under the Natixis application and order.

Response:      The referenced disclosure has been deleted.

Comment 22: Please consider revising the title of the section entitled “Additional Risks” as it is misleading since the risks below the heading appear to be principal risks, while the heading itself seems to indicate non-principal risks.

Response:      The Registrant notes the section entitled “Additional Risks” are related risks of investing in the Fund, as such term is used in Item 9 to Form N-1A, that do not rise to the level of “principal risks.” However, the Registrant does not want to unduly diminish the importance of these risks by labeling them as “non-principal,” therefore, the Registrant respectfully declines to revise the heading.

Comment 23: Please revise the disclosure set forth in “Underinvestment Risk” to clarify what is meant by “certain aggregate ownership thresholds” and corresponding “relevant limits, and such limitations.”

Response:      The referenced disclosure has been deleted.

Comment 24: The section entitled “Management – Subadvisor” contains missing information relating to Winslow Capital Management, LLC. Please revise this section to include the missing disclosure.

Response:      The section entitled “Management – Subadvisor” has been revised to include the following disclosure:

Winslow Capital Management, LLC, located at 4400 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402, serves as investment subadvisor to the Funds pursuant to the Investment Subadvisory Agreement between the Advisor and the Subsadvisor (the “Subadvisory Agreement”). Winslow Capital has been an investment adviser since 1992, and is a wholly-owned subsidiary of Nuveen, LLC. As of October 1, 2014, Nuveen, LLC is an indirect subsidiary of TIAA. As of December 31, 2021, Winslow Capital managed approximately $31.1 billion in assets.

Comment 25: Please disclose in the prospectus the following: (1) that suits can only be brought in Delaware state court (see Section 8.6.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Section 29(a) of the Securities Exchange Act of 1934, Section 14 of the 1933 Act and Section 47(a) of the 1940 Act (the “Anti-Waiver Provisions”)); (2) that shareholders waive the right to a jury trial (see Section 8.6.2 of the Declaration of Trust); and (3) the requirements in the Declaration of Trust for shareholders to bring derivative actions (see Section 7.1.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Anti-Waiver Provisions).

Response:      The Registrant has thoughtfully considered the Staff’s comment in light of the Trust’s Declaration of Trust and Bylaws and continues to examine relevant statutes and existing legal precedent, if any. As this comment is applicable not only to the Funds, but all the Trust’s series and also all of the series of IndexIQ ETF Trust, which is governed by a Declaration of Trust and Bylaws that is substantially similar to those of the Trust (the Trust and IndexIQ ETF Trust, and each of their series, collectively, the “Complex”), the Registrant wishes to avoid introducing disclosure of this nature for a single series that may conflict with existing disclosure relating to other series in the Complex. Accordingly, the Registrant has determined that it would be more appropriate to revise certain aspects of the relevant disclosure for the Complex when each series undertakes the annual update to its Registration Statement in August of this year.

Comment 26: The Staff notes the following disclosure set forth in the “Determination of Net Asset Value (NAV)” section of the prospectus:

If the Funds invest in other open-end management investment companies registered under the 1940 Act, they may rely on the NAVs of those companies to value the shares they hold of them.

Please revise the above-referenced sentence to reflect that the Funds may only invest in certain types of exchange-traded investment companies pursuant to the Natixis application and order.

Response:      The Registrant respectfully declines to revise the referenced disclosure as it is contained in a section entitled “Determination of Net Asset Value” and is intended to provide a summary of the Registrant’s procedures for calculating net asset value. This disclosure is not intended to serve as disclosure about a Fund’s investment restrictions or types of investments, which are disclosed in other sections of the prospectus.

Comment 27: The Staff notes that certain disclosure in the Statement of Additional Information indicates that the Funds intend to effectuate creations and redemptions in-kind rather than for cash. This is inconsistent with disclosure set forth in the prospectus. Please revise accordingly.

Response:      The referenced disclosure has been revised in accordance with the Staff’s comment to clarify the Funds intend to effectuate creations and redemptions principally in-kind.

Comment 28: Please revise the section entitled “Creations and Redemptions” to delete references to AP Representatives.

Response:      The referenced disclosure has been deleted.

Comment 29: Please clarify what information will be included in the section of the prospectus entitled “Other Information.”

Response:     The above-referenced disclosure has been revised to include information about the listing exchange (i.e., NYSE Arca), which is set forth below.

The Funds are not sponsored, endorsed, sold or promoted by the NYSE Arca. The NYSE Arca makes no representation or warranty, express or implied, to the owners of Shares or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly or the ability of the Funds to achieve their objectives. The NYSE Arca has no obligation or liability in connection with the administration, marketing or trading of the Funds.

Actively Managed Solutions (AMSSM) is a service mark of NYSE Group, Inc. or its affiliates (“NYSE”) and has been licensed for use by IndexIQ Advisors LLC (“Licensee”) in connection with the Funds. Neither Licensee nor the Funds is sponsored, endorsed, sold or promoted by NYSE. NYSE makes no representations or warranties regarding Licensee or the Funds or the ability of the AMSSM to track the intra-day performance of any fund.

NYSE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AMSSM OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Comment 30: Please revise the fundamental policies set forth in the Statement of Additional Information as necessary to reflect the conditions set forth in the Natixis application and order (e.g., the Fund cannot borrow for investment purposes or make short sales).

Response:     Consistent with the other funds utilizing the the relief set forth in the Natixis application and order, the Registrant has revised the section entitled “Investment Objective and Policies – Investment Restrictions” to include the following disclosure:

Notwithstanding the following fundamental investment policies, the Funds’ investments and operations will be limited by the terms and conditions of the Proxy Portfolio Order. For example, the Proxy Portfolio Order prohibits the Funds from borrowing for investment purposes, holding short positions and investing in real estate and commodities directly. The Proxy Portfolio Order also prohibits the Funds from purchasing any investments that are illiquid at the time of purchase. To the extent that the terms and conditions of the Proxy Portfolio Order change in the future, the Funds’ investments and operations may change accordingly.

Comment 31: The Staff notes the following disclosure set forth in the Statement of Additional Information:

The Board also has additional oversight responsibilities under the Order [provide description of order].

Please revise to remove the brackets and describe the referenced enhanced oversight responsibilities.

Response:     The above-referenced disclosure has been deleted and replaced with the section of the Statement of Additional Information entitled “Proxy Portfolio,” which describes the terms and application of the Proxy Portfolio Order in comprehensive detail.

Comment 32: The Staff notes the “Portfolio Disclosure Policy” states it is to be updated. Please disclose that (1) the Actual Portfolio will be considered material, non-public information under the Codes of Ethics of the Advisor, Distributor, Sub-Advisor and Fund (see Natixis application and order); and (2) that the Advisor and Sub-Advisor will adopt an inside information policy per the Natixis order. Lastly, please supplementally confirm to the Staff that any Sub-Advisor hired under multi-manager relief will adopt such an inside information policy.

Response:     The disclosure set forth in the section of the Statement of Additional Information entitled “Disclosure of Portfolio Holdings” has been revised accordingly. Additionally, the following disclosure has been added to the section of the Statement of Additional Information entitled “Management – Code of Ethics”:

In accordance with the Advisor’s and the Subadvisor’s code of ethics, personnel of those entities with knowledge about the composition of the Actual Portfolio are prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Lastly, the Registrant confirms that any Subadvisor hired under multi-manager relief will adopt the required inside information policy.

Comment 33: In the section entitled “Purchase and Redemption of Creation Units – Deposit of Securities and Deposit or Delivery of Cash,” please revise to reflect how Fund create and redemption baskets relate to the proxy portfolio. See Natixis order.

Response:     The reference disclosure has been revised to include the following disclosure:

The names and quantities of the instruments that constitute the Fund Deposits will be the same as the Proxy Portfolio, except to the extent purchases or redemptions are made entirely or partially on a cash basis.

Comment 34: Please delete the statement that each Fund reserves the “absolute” right to reject or suspend creations, including the clauses if (i) the acceptance of the basket would have certain adverse tax consequences; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners…” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11 of the 1940 Act, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018).

In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Accordingly, please remove numerical (4) and (6) in the first paragraph of “Acceptance of Orders for Creation Units.”

Response:     The above-referenced disclosure has been removed in accordance with the Staff’s comment.

Comment 35: Under “Redemption Transaction Fee,” please disclose that the redemption transaction fee will not exceed 2% of the Fund’s net asset value.

Response:     The requested disclosure has been included.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:            Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP